Exhibit 8.1

LIST OF SUBSIDIARIES

Entity Name (100% ownership unless stated otherwise)	Jurisdiction of Incorporation	Direct Parent Company
Smart Repair Pro	California	Nexera Technologies Ltd
Pure NJ Logistics LLC	New Jersey	Smart Repair Pro
Top Rank Ltd.	Israel	Nexera Technologies Ltd
KeepZone AI Inc.	Delaware	Nexera Technologies Ltd
SciSparc Nutraceuticals Inc. (49.1%)	Delaware	KeepZone AI Inc.
Fort Products Limited	England and Wales	Fort Technology Inc.
Fort Products LLC	Delaware	Fort Technology Inc.
Fort Technology Inc. (71.55%)	British Columbia	Nexera Technologies Ltd